SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Highlights of the Quarter

• Beginning of the investments to expand our bidirectional network;

• Expansion of the digital services offering;

• Expansion of the digital services offering;

• New debt issue with a longer amortization schedule and lower costs;

• Consistent Pay TV, Broadband and Voice growth.

Growth 2006 x 2005

Net Revenue	+ 22%
Direct Operating Expenses	+ 19%
Administrative Expenses	+ 6%
EBITDA before Selling Expenses	+ 25%
Selling Expenses	+ 73%
Net Sales	+ 107%
EBITDA	+ 15%
Earnings before Income Tax	+ 60%

• NET COMBO (Pay TV, broadband and voice), launched in March 2006, reached a  182,000 subscriber base.

• RGU grew by 43% in comparison to 2005.

• Through a bundle offering the company was able to better serve the different  income segments and entertainment profile.

Pay TV growth is happening at very attractive rates.

Complete programming grid and strong cable platform are the main differences that led NET to the market leadership

Source: PTS #118, Dec 2006, data regarding September 2006

Reliability and the high speed product enabled by the cable technology has been resulting in market share gain

(in million HP)

More than 95% of the Net Fone Via Embratel base are Triple Play subscribers

Elected as the Best pick at VoIP service by INFO Exame readers

* Customer relations, payroll and benefits, network expenses, general and administrative expenses, CAA, ECAD and others

Financial Result (R$ million)	2004	2005	2006
EBIT	133	239	320
Net Financial Result	(283)	(101)	(116)

Monetary Indexation, net	(18)	(4)	(0)
Gain (loss) on exchange rate, net	80	52	15
Financial Expenses	(334)	(191)	(131)
Other Financial Expenses	(42)	(135)	(51)
Financial Income	32	176	51

Earnings with the sale of fixed assets/others (non operating)	(12)	(14)	1

Earnings before Equity Result and Minority Interest	(138)	124	198
Income Tax and Social Contributioin - Current	(20)	(34)	(25)
Income Tax and Social Contribution - Deffered	112	36	(92)

Net Income	(45)	126	82

2006 Current Capex: R$362.1 million

Variable Capex: 93%

• Debt rollover through the issue of new debentures  and the perpetual bonds

• Perpetual does not bring pressure for amortization  schedule and at the same time it gives some flexibility

• Hedge for interest payment minimizes exchange risk

High liquidity:

NETC4 represents approximately 2.0% of the Bovespa Index.

In the last 3 months, average financial volume totaled R$ 32.0 million.

Average daily ADR traded volume grew from US$568 thousand in 4Q05 to US$1.6 million in 4Q06

* As of Feb. 05, 2007

The current exchange ratio is within the parameters set forth at the offering proposal.

Net’s Corporate Governance best practices have been recognized by investors and by the financial community

• Bovespa Level 2 Company, with 100% Tag Along rights for all shareholders;
• Permanent Fiscal Board with 3 independent members, being 2 of them hired by an independent headhunter and 1 indicated by minority shareholders;
• Board of Directs with 20% of independent members;
• Periodic meetings with the financial community, respecting a 15-day Quiet  Period before earnings release.

• Exemplary Disclosure certification , strengthening its commitment to best  practices of Corporate Governance and its respect to all investors.

• Developed by: Linklaters, KPMG and MZ Consult

• Evaluated aspects: 3 principles – information, transparency and equal  treatment .

• Garrigues-Affinitas Award for Good Corporate Governance in  Latin America , in the Latibex Company with the Best Corporate Governance Practices category.

• Companies: 70 Latin American and European companies in  Madrid, Spain.

• Evaluated aspects : shareholders’ rights, equal treatment, the  role of the same interest groups, communication, transparency  and the Board of Directors’ responsibility .

• APIMEC SP Gold 8 Years Assiduity Award and Seal • TOP 5 Award for the IR website by technical criteria

• Accelerated growth with an adequate return;
• Solid Triple Play (PTV, Broadband and Voice) offering;
• Growing importance as a Broadband service provider in Brazil (NET Virtua);
• Adequate capital structure to support accelerated growth;
• Indebtedness level relatively to operating cash flow remains stable after the acquisition;
• Acquisition of Vivax creates synergy in NET costs structure;

Attachments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 09, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.